Exhibit 99.1

Tuniu Announces Unaudited Fourth Quarter and Fiscal Year 2015 Financial Results

Net Revenues in Q4 2015 Increased by 104.1% Year-Over-Year

Gross Bookings in Q4 2015 Increased by 102.1% Year-Over-Year

NANJING, China, Feb. 29, 2016 /PRNewswire/ -- Tuniu Corporation (NASDAQ:TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2015.

Highlights for the Fourth Quarter of 2015

  Net revenues in the fourth quarter of 2015 increased by 104.1% year-over-year to RMB1.9 billion (US$292.6 million[1]).
  Gross bookings[2] which include organized tours and self-guided tours, increased by 102.1% to RMB2.7 billion (US$409.8 million) year-over-year in the fourth quarter of 2015.
  Total number of trips from organized tours (excluding local tours) increased by 122.9% year-over-year and the total number of trips from self-guided tours increased by 174.7% year-over-year in the fourth quarter of 2015.
  Mobile orders contributed to over 75% of total online orders in the fourth quarter of 2015.
  Tuniu added 30[3] regional service centers in the fourth quarter of 2015 to reach a total of 160 service centers as of December 31, 2015 and another 10[4] service centers subsequently to a total of 170 service centers.

Highlights for the Fiscal Year 2015

  Net revenues were RMB7.6 billion (US$1.2 billion) in 2015, up 116.3% from 2014.
  Gross bookings which include organized tours and self-guided tours were RMB10.6 billion (US$1.6 billion) in 2015, up 114.6% from 2014.
  Total number of trips from organized tours (excluding local tours) increased by 129.4% year-over-year and the total number of trips from self-guided tours increased by 181.6% year-over-year in 2015.

Mr. Donald Yu, Tuniu's co-founder, Chairman and Chief Executive Officer, said, "We are pleased with the achievements that Tuniu has accomplished last year. The number of packaged tour trips that we served during 2015 increased 104% year-on-year to more than 4.4 million. During 2015, Tuniu also rapidly expanded its market share in the fast growing leisure travel market. We were able to achieve these accomplishments through ongoing execution of strategic initiatives and commitment to delivering high quality leisure products to our customers. In recent months, external events have negatively impacted some of our popular destinations and have caused a temporary shock to certain regions. However, we are confident that the overarching evolving consumption pattern in China will outweigh external factors and our highly diversified portfolio of destinations and products will support our long-term growth."

Mr. Alex Yan, Tuniu's co-founder, President and Chief Operating Officer, said, "By gathering and consolidating resources throughout the travel supply chain, our direct procurement has reached 30% of our gross bookings during the fourth quarter. As we continue to increase direct procurement and utilize a localized procurement strategy, we have been able to achieve improved standardization across all of our products and services to ensure quality control for our customers. During 2015, we achieved significant progress in terms of regional expansion as the number of regional center has grown from 75 at the end of 2014 to the current 170. The increased regional coverage has strengthened our presence in lower tiered cities, which continues to develop into our core competitiveness as lower tiered cities are an important driver for travel demand. Additionally, we will strengthen our capabilities in destination cities by establishing service centers at popular destinations around the world in order to better offer localized products to travelers and to source products that are only accessible locally."

Mr. Conor Yang, Tuniu's Chief Financial Officer, said, "We continue to make investments for travel-related services that synergize with our core leisure travel business. New products such as hotel booking, air ticketing and online financial services provide our customers with additional capacity for customization during their trips. Our diversified offerings of services strengthen our long-term competitive advantage and set us apart from our peers. We believe that investments in our strategic initiatives will solidify our market position and support our future growth."

[1] The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.4778 on December 31, 2015 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.
[2] Gross bookings refer to the total amount paid by our customers for the travel products that we have delivered and the travel services that we have rendered, including the related taxes, fees and other charges borne by our customers.
[3] 30 regional service centers consist of Huainan, Ma'anshan, Hanzhong, Tsitsihar, Daqing, Dandong, Fushun, Yichun, Zhangjiakou, Wuzhou, Huaian, Songyuan, Siping, Tongliao, Shunde, Yuncheng, Baoji, Xiangtan, Yueyang, Shanghai (III), Zunyi, Urumqi, Xiaogan, Jiaozuo, Fuxin, Yanji, Chuzhou, Anqing, Chongqing (Wanzhou) and Wuhan (Wuchang).
[4] 10 regional service centers consist of Weinan, Shangqiu, Benxi, Huludao, Liaoyang, Tonghua, Kunshan, Shanghai (IV), Beijing (III) and Beijing (IV).

Fourth Quarter 2015 Results

Net revenues were RMB1.9 billion (US$292.6 million) in the fourth quarter of 2015, representing a year-over-year increase of 104.1% from the corresponding period in 2014. The increase was primarily due to the growth in revenues from organized tours, self-guided tours and other revenues. The number of trips sold increased by 98.7% to 1,110,429 in the fourth quarter of 2015 from 558,715 in the fourth quarter of 2014.

  Revenues from organized tours, substantially all of which are recognized on a gross basis, were RMB1,804.4 million (US$278.6 million) in the fourth quarter of 2015, representing a year-over-year increase of 101.4% from the corresponding period in 2014. The increase was primarily due to the rapid growth in demand for travel to certain international destinations, such as Japan, Australia, New Zealand, and North America and for domestic tours. In the fourth quarter of 2015, the number of trips of organized tours (excluding local tours) increased by 122.9% to 429,182 from 192,505 in the same period last year, and the number of trips of local tours increased by 44.8% to 362,182 from 250,046 in the fourth quarter of 2014.

  Revenues from self-guided tours, which are recognized on a net basis, were RMB52.2 million (US$8.1 million) in the fourth quarter of 2015, representing a year-over-year increase of 82.4% from the corresponding period in 2014. The increase in revenues was primarily due to the growth in travel to domestic destinations, certain islands and Japan. The number of trips of self-guided tours increased by 174.7% year-over-year to 319,065 in the fourth quarter of 2015 from 116,164 in the fourth quarter of 2014.

  Other revenues, were RMB47.3 million (US$7.3 million) in the fourth quarter of 2015, representing a year-over-year increase of 434.3% from the corresponding period in 2014. The increase was primarily due to a rise in service fees received from insurance companies, revenues from tourist attraction tickets, online financial services and other travel-related products, which are recognized on a net basis.

Cost of revenues was RMB1,815.6 million (US$280.3 million) in the fourth quarter of 2015, representing a year-over-year increase of 109.4% from the corresponding period in 2014. As a percentage of net revenues, cost of revenues was 95.8% in the fourth quarter of 2015 compared to 93.4% in the corresponding period in 2014.

Gross margin was 4.2% in the fourth quarter of 2015 compared to 6.6% in the fourth quarter of 2014. The decline in gross margin was primarily due to Tuniu's competitive pricing strategy and the higher costs associated with the new regional service centers.

Operating expenses were RMB641.1 million (US$99.0 million) in the fourth quarter of 2015, representing a year-over-year increase of 169.3% from the corresponding period in 2014. Share-based compensation expenses, which were allocated to operating expenses, were RMB22.3 million (US$3.4 million) in the fourth quarter of 2015. Amortization of acquired intangible assets, which was allocated to operating expenses, was RMB36.9 million (US$5.7 million) in the fourth quarter of 2015. Non-GAAP[5] operating expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets, were RMB581.9 million (US$89.8 million) in the fourth quarter of 2015, representing a year-over-year increase of 156.2%.

[5] The section below entitled "About Non-GAAP Financial Measures" provides information about the use of non-GAAP financial measures in this press release, and the attached "Reconciliations of GAAP and non-GAAP Results" at the end of this press release reconciles non-GAAP financial information with the Company's financial results under GAAP.

  Research and product development expenses were RMB106.0 million (US$16.4 million) in the fourth quarter of 2015, representing a year-over-year increase of 173.8%. Non-GAAP research and product development expenses, which excluded share-based compensation expenses of RMB1.1 million (US$0.2 million) and amortization of acquired intangible assets of RMB0.4 million (US$61.6 thousand), were RMB104.5 million (US$16.1 million) in the fourth quarter of 2015, representing an increase of 173.2% from the corresponding period in 2014. The increase was primarily due to investments for the implementation of additional product categories such as online financial services, accommodation reservation, and transportation ticketing, increase in direct procurement related personnel at regional service centers, improvement of online technology, and the rise in technology and product development personnel related expenses.

  Sales and marketing expenses were RMB394.8 million (US$60.9 million) in the fourth quarter of 2015, representing a year-over-year increase of 175.9%. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses of RMB0.3 million (US$46.7 thousand) and amortization of acquired intangible assets of RMB36.8 million (US$5.7 million), were RMB357.7 million (US$55.2 million) in the fourth quarter of 2015, representing a year-over-year increase of 150.2% from the corresponding period in 2014. The increase was primarily due to branding campaigns, advertisements for our mobile business development, expansion of our VIP customer service center, and amortization of acquired intangible assets from the previously announced transaction with JD.com.

  General and administrative expenses were RMB146.6 million (US$22.6 million) in the fourth quarter of 2015, representing a year-over-year increase of 147.5%. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB20.5 million (US$3.2 million), were RMB126.1 million (US$19.5 million) for the fourth quarter of 2015, representing a year-over-year increase of 157.5% from the corresponding period in 2014. The increase was primarily due to an increase in the headcount of our administrative personnel as a result of our business expansion, such as regional service center expansion and product category expansion.

Loss from operations was RMB561.4 million (US$86.7 million) in the fourth quarter of 2015, compared to a loss from operations of RMB176.5 million in the corresponding period in 2014. Non-GAAP loss from operations, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB501.8 million (US$77.5 million) in the fourth quarter of 2015.

Net loss was RMB549.5 million (US$84.8 million) in the fourth quarter of 2015, compared to a net loss of RMB168.0 million in the fourth quarter of 2014. Non-GAAP net loss, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB489.8 million (US$75.6 million) in the fourth quarter of 2015.

Net loss attributable to ordinary shareholders was RMB547.0 million (US$84.4 million) in the fourth quarter of 2015, compared to a net loss attributable to ordinary shareholders of RMB168.0 million in the corresponding period in 2014. Non-GAAP net loss attributable to ordinary shareholders, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB487.3 million (US$75.2 million) in the fourth quarter of 2015.

As of December 31, 2015, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB3.7 billion (US$566.0 million).

Fiscal Year 2015 Results

Net revenues were RMB7.6 billion (US$1,180.2 million) in 2015, representing a 116.3% increase from 2014. The increase was primarily due to the growth in revenues from organized tours, self-guided tours and other revenues. The number of trips sold increased by 103.9% to 4,449,053 in 2015 from 2,181,834 in 2014.

  Revenues from organized tours, substantially all of which are recognized on a gross basis, were RMB7.4 billion (US$1,136.0 million) in 2015, representing a 114.4% increase from 2014. The increase was primarily due to the rapid growth in demand for travel to certain international destinations, such as Europe, Southeast Asia, Japan, and North America and for domestic tours. In 2015, the number of trips of organized tours (excluding local tours) increased by 129.4% to 1,632,955 up from 711,847 in 2014, and the number of trips of local tours increased by 58.4% to 1,701,821 up from 1,074,335 in 2014.

  Revenues from self-guided tours, which are recognized on a net basis, were RMB194.2 million (US$30.0 million) in 2015, representing a 108.5% increase from 2014. The increase in revenues was primarily due to the growth in travel to domestic destinations, certain islands, and Japan. The number of trips of self-guided tours increased by 181.6% year-over-year to 1,114,277 in 2015 up from 395,652 in 2014.

  Other revenues, were RMB127.7 million (US$19.7 million) in 2015, representing a 344.2% increase from 2014. The increase was primarily due to a rise in service fees received from insurance companies, revenues from tourist attraction tickets and other travel-related products, which are recognized on a net basis.

Cost of revenues was RMB7.3 billion (US$1,123.0 million) in 2015, representing a 119.9% increase from 2014. As a percentage of net revenues, cost of revenues was 95.2% in 2015 compared to 93.6% in 2014.

Gross margin was 4.8% in 2015 compared to 6.4% in 2014. The decline in gross margin was primarily due to Tuniu's competitive pricing strategy and the higher costs associated with the new regional service centers.

Operating expenses were RMB1.8 billion (US$281.8 million) in 2015, representing a 161.1% increase from 2014. Share-based compensation expenses, which were allocated to operating expenses, were RMB64.4 million (US$9.9 million) in 2015. Amortization of acquired intangible assets, which was allocated to operating expenses, was RMB56.5 million (US$8.7 million) in 2015. Non-GAAP operating expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets, were RMB1.7 billion (US$263.2 million) in 2015, representing a 158.0% increase from 2014.

  Research and product development expenses were RMB298.2 million (US$46.0 million) in 2015, representing a 184.3% increase from 2014. Non-GAAP research and product development expenses, which excluded share-based compensation expenses of RMB3.5 million (US$0.5 million) and amortization of acquired intangible assets of RMB0.7 million (US$0.1 million), were RMB293.9 million (US$45.4 million) in 2015, representing a 185.6% increase from 2014. The increase was primarily due to investments for the implementation of additional product categories and initiatives, increase in direct procurement related personnel at regional service centers, improvement of online technology, and the rise in technology and product development personnel related expenses.

  Sales and marketing expenses were RMB1.2 billion (US$178.2 million) in 2015, representing a 165.8% increase from 2014. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses of RMB1.1 million (US$0.2 million) and amortization of acquired intangible assets of RMB55.1 million (US$8.5 million), were RMB1.1 billion (US$169.5 million) in 2015, representing a 153.4% increase from 2014. The increase was primarily due to branding campaigns, advertisements for our mobile business development, and amortization of acquired intangible assets from the previously announced transaction with JD.com.

  General and administrative expenses were RMB385.4 million (US$59.5 million) in 2015, representing a 130.8% increase from 2014. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses of RMB59.7 million (US$9.2 million) and amortization of acquired intangible assets of RMB0.6 million (US$95.1 thousand), were RMB325.1 million (US$50.2 million) in 2015, representing a 147.4% increase from 2014. The increase was primarily due to an increase in the headcount of our administrative personnel as a result of our business expansion, such as regional service center expansion and product category expansion, and an increase in the professional service fees associated with being a public company.

Loss from operations was RMB1,455.0 million (US$224.6 million) in 2015, compared to a loss from operations of RMB473.0 million in 2014. Non-GAAP loss from operations, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB1,333.1 million (US$205.8 million) in 2015.

Net loss was RMB1,462.4 million (US$225.8 million) in 2015, compared to a net loss of RMB447.9 million in 2014. Non-GAAP net loss, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB1,340.5 million (US$206.9 million) in 2015.

Net loss attributable to ordinary shareholders was RMB1,459.4 million (US$225.3 million) in 2015, compared to a net loss attributable to ordinary shareholders of RMB463.5 million in 2014. Non-GAAP net loss attributable to ordinary shareholders, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB1,337.5 million (US$206.5 million) in 2015.

Business Outlook

For the first quarter of 2016, Tuniu expects to generate RMB1,972.2 million to RMB2,034.6 million of net revenues, which represents 58% to 63% growth year-over-year. This forecast reflects Tuniu's current and preliminary view on the industry and its operations, which is subject to change.

Conference Call Information

Tuniu's management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on February 29, 2016, (9:00 pm, Beijing/Hong Kong Time, on February 29, 2016) to discuss the fourth quarter and fiscal year 2015 financial results.

To participate in the conference call, please dial the following numbers:

US:	+1-888-346-8982
Hong Kong:	800-905945
China:	4001-201203
International:	+1-412-902-4272

Conference ID: Tuniu Corporation 4Q 2015 Earnings Call

A telephone replay will be available one hour after the end of the conference through March 7, 2016. The dial-in details are as follows:

US:	+1-877-344-7529
International:	+1-412-317-0088

Replay Access Code: 10081500

Additionally, a live and archived webcast of the conference call will also be available on the Company's investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq:TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu has over 1,450,000 stock keeping units (SKUs) of packaged tours, covering over 150 countries worldwide and all the popular tourist attractions in China. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including over 1,400 tour advisors, a 24/7 call center and 170 regional service centers. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu's products and services; its relationships with customers and travel suppliers; the Company's ability to offer competitive travel products and services; Tuniu's future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company's structure, business and industry; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), the Company has provided non-GAAP information related to cost of revenues, research and product development expenses, sales and marketing expenses, general and administrative expenses, operating expenses, loss from operations, net loss, net loss attributable to ordinary shareholders, net loss per ordinary share attributable to ordinary shareholders-basic and diluted and net loss per ADS, which excludes share-based compensation expenses and amortization of acquired intangible assets. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP Results" set forth at the end of this press release.

A limitation of using non-GAAP financial measures excluding share-based compensation expenses and amortization of acquired intangible assets is that share-based compensation expenses and amortization of acquired intangible assets have been -- and will continue to be -- significant recurring expenses in the Company's business. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

For investor and media inquiries, please contact:

China

Maria Xin
Investor Relations and Strategic Investment Senior Director
Tuniu Corporation
Phone: +86-25-8685-3178
E-mail: ir@tuniu.com

(Financial Tables Follow)

Tuniu Corporation
Unaudited Condensed Consolidated Balance Sheets

	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	1,457,722,376	2,101,217,191	324,372,039
Restricted cash	44,030,000	338,996,563	52,332,051
Short-term investments	468,570,000	1,226,415,143	189,325,873
Accounts receivable, net	8,644,481	116,669,414	18,010,654
Prepayments and other current assets	575,296,906	1,756,055,244	271,088,216
Total current assets	2,554,263,763	5,539,353,555	855,128,833

Non-current assets
Property and equipment, net	72,310,290	145,190,451	22,413,543
Intangible assets	3,075,465	715,547,628	110,461,519
Goodwill	-	136,569,242	21,082,658
Other non-current assets	15,367,814	649,480,686	100,262,541
Total non-current assets	90,753,569	1,646,788,007	254,220,261
Total assets	2,645,017,332	7,186,141,562	1,109,349,094

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	382,704,323	796,069,275	122,891,919
Salary and welfare payable	78,739,361	147,389,353	22,752,995
Taxes payable	3,884,044	8,429,480	1,301,287
Advances from customers	638,827,791	1,223,313,130	188,847,005
Accrued expenses and other current liabilities	109,860,116	1,615,431,000	249,379,575
Total current liabilities	1,214,015,635	3,790,632,238	585,172,781
Non-current liabilities	22,278,479	57,784,885	8,920,449
Total liabilities	1,236,294,114	3,848,417,123	594,093,230

Shareholders' equity
Ordinary shares	121,068	181,341	27,994
Additional paid-in capital	2,298,726,639	5,482,636,908	846,373,292
Accumulated other comprehensive loss / (income)	(21,080,728)	167,024,922	25,784,205
Accumulated deficit	(869,043,761)	(2,328,422,405)	(359,446,480)
Total Tuniu's shareholders' equity	1,408,723,218	3,321,420,766	512,739,011
Noncontrolling interests	-	16,303,673	2,516,853
Total Shareholders' equity	1,408,723,218	3,337,724,439	515,255,864
Total liabilities and shareholders' equity	2,645,017,332	7,186,141,562	1,109,349,094

Tuniu Corporation
Unaudited Condensed Consolidated Statements of Comprehensive Loss

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	December 31, 2014	September 30, 2015	December 31, 2015	December 31, 2015
	RMB	RMB	RMB	US$

Revenues
Organized tours	896,039,539	2,886,591,085	1,804,448,874	278,558,905
Self-guided tours	28,610,275	66,973,785	52,197,956	8,057,976
Others	8,852,058	44,591,939	47,296,631	7,301,341
Total revenues	933,501,872	2,998,156,809	1,903,943,461	293,918,222
Less: Business and related taxes	(4,803,392)	(14,563,243)	(8,736,802)	(1,348,729)
Net revenues	928,698,480	2,983,593,566	1,895,206,659	292,569,493
Cost of revenues	(867,129,831)	(2,815,401,535)	(1,815,557,466)	(280,273,776)
Gross profit	61,568,649	168,192,031	79,649,193	12,295,717

Operating expenses
Research and product development	(38,717,404)	(87,149,910)	(106,010,851)	(16,365,255)
Sales and marketing	(143,091,536)	(337,994,549)	(394,819,153)	(60,949,574)
General and administrative	(59,237,000)	(103,898,918)	(146,589,168)	(22,629,468)
Other operating income	2,996,602	2,162,148	6,336,349	978,163
Total operating expenses	(238,049,338)	(526,881,229)	(641,082,823)	(98,966,134)
Loss from operations	(176,480,689)	(358,689,198)	(561,433,630)	(86,670,417)
Other income/(expenses)
Interest income	8,621,182	28,579,814	21,848,265	3,372,791
Foreign exchange related gains/(losses), net	(63,170)	(103,545,323)	(9,541,992)	(1,473,030)
Other loss, net	(116,934)	(683,995)	(109,417)	(16,891)
Loss before income tax expense	(168,039,611)	(434,338,702)	(549,236,774)	(84,787,547)
Income taxes expense /(benefit)	-	(615,292)	215,393	33,251
Net loss	(168,039,611)	(433,723,410)	(549,452,167)	(84,820,798)
Less:Net loss attributable to noncontrolling interests	-	(418,793)	(2,496,575)	(385,405)
Net loss attributable to ordinary shareholders	(168,039,611)	(433,304,617)	(546,955,592)	(84,435,393)

Net loss	(168,039,611)	(433,723,410)	(549,452,167)	(84,820,798)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax	(3,547,388)	150,250,056	38,183,320	5,894,489
Comprehensive loss	(171,586,999)	(283,473,354)	(511,268,847)	(78,926,309)

Loss per share
Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(1.12)	(1.51)	(1.91)	(0.29)
Net loss per ADS - basic and diluted*	(3.35)	(4.54)	(5.73)	(0.88)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	150,645,691	286,115,390	286,488,559	286,488,559

Share-based compensation expenses included are as follows:
Cost of revenues	78,585	213,480	210,866	32,552
Research and product development	473,176	837,924	1,128,572	174,221
Sales and marketing	133,608	305,277	302,356	46,676
General and administrative	10,283,880	16,633,511	20,839,126	3,217,007
Total	10,969,249	17,990,192	22,480,920	3,470,456

*Each ADS represents three of the Company's ordinary shares.

Tuniu Corporation
Unaudited Condensed Consolidated Statements of Comprehensive Loss

	Year Ended	Year Ended	Year Ended
	December 31,2014	December 31,2015	December 31,2015
	RMB	RMB	US$

Revenues
Organized tours	3,432,825,480	7,358,879,189	1,136,015,189
Self-guided tours	93,125,546	194,162,147	29,973,470
Others	28,756,346	127,744,536	19,720,358
Total revenues	3,554,707,372	7,680,785,872	1,185,709,017
Less: Business and related taxes	(19,768,193)	(35,526,213)	(5,484,302)
Net revenues	3,534,939,179	7,645,259,659	1,180,224,715
Cost of revenues	(3,308,800,795)	(7,274,675,420)	(1,123,016,367)
Gross profit	226,138,384	370,584,239	57,208,348

Operating expenses
Research and product development	(104,881,535)	(298,199,228)	(46,034,028)
Sales and marketing	(434,191,090)	(1,154,155,011)	(178,170,831)
General and administrative	(166,987,647)	(385,442,097)	(59,502,006)
Other operating income	6,901,814	12,174,709	1,879,451
Total operating expenses	(699,158,458)	(1,825,621,627)	(281,827,414)
Loss from operations	(473,020,074)	(1,455,037,388)	(224,619,066)
Other income/(expenses)
Interest income	31,283,593	76,516,227	11,812,070
Foreign exchange related gains/(losses), net	(5,333,644)	(83,118,274)	(12,831,250)
Other loss, net	(787,726)	(1,334,269)	(205,976)
Loss before income tax expense	(447,857,851)	(1,462,973,704)	(225,844,222)
Income taxes expense /(benefit)	-	(589,481)	(91,000)
Net loss	(447,857,851)	(1,462,384,223)	(225,753,222)
Less:Net loss attributable to noncontrolling interests	-	(3,005,579)	(463,982)
Add: Deemed dividends to preferred shareholders	(15,605,908)	-	-
Net loss attributable to ordinary shareholders	(463,463,759)	(1,459,378,644)	(225,289,240)

Net loss	(447,857,851)	(1,462,384,223)	(225,753,222)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax	(1,357,458)	188,105,650	29,038,508
Comprehensive loss	(449,215,309)	(1,274,278,573)	(196,714,714)

Loss per share
Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(4.38)	(5.88)	(0.91)
Net loss per ADS - basic and diluted*	(13.15)	(17.63)	(2.72)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	105,746,313	248,362,837	248,362,837

Share-based compensation expenses included are as follows:
Cost of revenues	799,880	784,680	121,134
Research and product development	1,971,655	3,537,691	546,125
Sales and marketing	856,858	1,135,795	175,337
General and administrative	35,544,285	59,684,988	9,213,774
Total	39,172,678	65,143,154	10,056,370

*Each ADS represents three of the Company's ordinary shares.

Reconciliations of GAAP and Non-GAAP Results

(In RMB, except per share information)

	Quarter Ended December 31, 2015
	GAAP Result	Share-based Compensation	Amortization of acquired intangible assets	Non-GAAP Result

Cost of revenues	(1,815,557,466)	210,866	292,453	(1,815,054,147)

Research and product development	(106,010,851)	1,128,572	398,983	(104,483,296)
Sales and marketing	(394,819,153)	302,356	36,779,796	(357,737,001)
General and administrative	(146,589,168)	20,839,126	(314,459)	(126,064,501)
Other operating income	6,336,349	-	-	6,336,349
Total operating expenses	(641,082,823)	22,270,054	36,864,320	(581,948,449)

Loss from operations	(561,433,630)	22,480,920	37,156,773	(501,795,937)

Net loss	(549,452,167)	22,480,920	37,156,773	(489,814,474)

Net loss attributable to Tuniu's shareholders	(546,955,592)	22,480,920	37,156,773	(487,317,899)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(1.91)			(1.70)
Net loss per ADS - basic and diluted	(5.73)			(5.10)

	Quarter Ended September 30, 2015
	GAAP Result	Share-based Compensation	Amortization of acquired intangible assets	Non-GAAP Result

Cost of revenues	(2,815,401,535)	213,480	-	(2,815,188,055)

Research and product development	(87,149,910)	837,924	316,206	(85,995,780)
Sales and marketing	(337,994,549)	305,277	17,611,433	(320,077,839)
General and administrative	(103,898,918)	16,633,511	930,341	(86,335,066)
Other operating income	2,162,148	-	-	2,162,148
Total operating expenses	(526,881,229)	17,776,712	18,857,980	(490,246,537)

Loss from operations	(358,689,198)	17,990,192	18,857,980	(321,841,026)

Net loss	(433,723,410)	17,990,192	18,857,980	(396,875,238)

Net loss attributable to Tuniu's shareholders	(433,304,617)	17,990,192	18,857,980	(396,456,445)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(1.51)			(1.39)
Net loss per ADS - basic and diluted	(4.54)			(4.16)

	Quarter Ended December 31, 2014
	GAAP Result	Share-based Compensation	Amortization of acquired intangible assets	Non-GAAP Result

Cost of revenues	(867,129,831)	78,585	-	(867,051,246)

Research and product development	(38,717,404)	473,176	-	(38,244,228)
Sales and marketing	(143,091,536)	133,608	-	(142,957,928)
General and administrative	(59,237,000)	10,283,880	-	(48,953,120)
Other operating income	2,996,602	-	-	2,996,602
Total operating expenses	(238,049,338)	10,890,664	-	(227,158,674)

Loss from operations	(176,480,689)	10,969,249	-	(165,511,440)

Net loss	(168,039,611)	10,969,249	-	(157,070,362)

Net loss attributable to ordinary shareholders	(168,039,611)	10,969,249	-	(157,070,362)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(1.12)			(1.04)
Net loss per ADS - basic and diluted	(3.35)			(3.13)

Reconciliations of GAAP and Non-GAAP Results

(In RMB, except per share information)

	Year Ended December 31, 2015
	GAAP Result	Share-based Compensation	Amortization of acquired intangible assets	Non-GAAP Result

Cost of revenues	(7,274,675,420)	784,680	292,453	(7,273,598,287)

Research and product development	(298,199,228)	3,537,691	715,189	(293,946,348)
Sales and marketing	(1,154,155,011)	1,135,795	55,149,558	(1,097,869,658)
General and administrative	(385,442,097)	59,684,988	615,882	(325,141,227)
Other operating income	12,174,709	-	-	12,174,709
Total operating expenses	(1,825,621,627)	64,358,474	56,480,629	(1,704,782,524)

Loss from operations	(1,455,037,388)	65,143,154	56,773,082	(1,333,121,152)

Net loss	(1,462,384,223)	65,143,154	56,773,082	(1,340,467,987)

Net loss attributable to Tuniu's shareholders	(1,459,378,644)	65,143,154	56,773,082	(1,337,462,408)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(5.88)			(5.39)
Net loss per ADS - basic and diluted	(17.63)			(16.16)

	Year Ended December 31, 2014
	GAAP Result	Share-based Compensation	Amortization of acquired intangible assets	Non-GAAP Result

Cost of revenues	(3,308,800,795)	799,880	-	(3,308,000,915)

Research and product development	(104,881,535)	1,971,655	-	(102,909,880)
Sales and marketing	(434,191,090)	856,858	-	(433,334,232)
General and administrative	(166,987,647)	35,544,285	-	(131,443,362)
Other operating income	6,901,814	-	-	6,901,814
Total operating expenses	(699,158,458)	38,372,798	-	(660,785,660)

Loss from operations	(473,020,074)	39,172,678	-	(433,847,396)

Net loss	(447,857,851)	39,172,678	-	(408,685,173)

Net loss attributable to Tuniu's shareholders	(463,463,759)	39,172,678	-	(424,291,081)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(4.38)			(4.01)
Net loss per ADS - basic and diluted	(13.15)			(12.04)